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                                                                    EXHIBIT 99.4



                          INFOSYS TECHNOLOGIES LIMITED

                     Annual General Meeting of Shareholders




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(Name of ADR holder)


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(Number of ADRs held)


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ISSUES PRESENTED FOR CONSIDERATION AT THE ANNUAL                   VOTING RESULTS
GENERAL MEETING OF SHAREHOLDERS ON 8 JUNE 2002
                                                       AFFIRMATIVE    NEGATIVE     ABSTAINED
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1.  To receive, consider and adopt the Balance Sheet
    as at March 31, 2001 and the Profit & Loss Account
    for the year ended on that date and the Report of
    Directors' and Auditors' thereon.

2.  To declare a final dividend.

3.  To appoint a director in place of Mr. Nandan M.
    Nilekani who retires by rotation and is eligible for re-election.

4. To appoint a director in place of Mr. Philip Yeo who retires by rotation and is eligible for re-election.

5. To appoint a director in place of Mr. K. Dinesh who retires by rotation and is eligible for re-election.

6.  To appoint a director in place of Mr. T. V.
    Mohandas Pai who retires by rotation and is eligible for re-election.

7.  To appoint a director in place of Mr. Phaneesh
    Murthy who retires by rotation and is eligible for re-election.

8. To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual
    General Meeting and to fix their remuneration.

9.  Approval of the appointment of Mr. N. R. Narayana
    Murthy as Chairman and Chief Mentor for a period of five years with effect from May 1, 2002.

10. Approval of the appointment of Mr. Nandan M. Nilekani as Chief Executive Officer, President and Managing
    Director for a period of five years with effect from May 1, 2002.


11. Approval of the appointment of Mr. K. Dinesh as Whole-time Director for a period of five years with effect from May 1, 2002.

12. Approval of the appointment Mr. S. D. Shibulal as a Whole-time Director for a period of five years with effect from January 10, 2002.

13. Approval of the appointment Mr. Claude Smadja as a Director of the company, liable to retire by rotation.

14. Approval that the consent of the company be accorded for increasing the maximum limit of the investment by Foreign Institutional Investors in the equity share capital of the company.
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(Signature)